Filed Pursuant to Rule 433

Registration Statement No. 333-266389 and 333-266389-01

Pricing Term Sheet

PIEDMONT OPERATING PARTNERSHIP, LP, AS ISSUER

PIEDMONT OFFICE REALTY TRUST, INC., AS GUARANTOR

Pricing Term Sheet

$400,000,000 6.875% Senior Notes due July 15, 2029

Issuer:	Piedmont Operating Partnership, LP

Guarantor:	Piedmont Office Realty Trust, Inc.

Security Type:	Senior Unsecured Notes

Principal Amount:	$400,000,000

Maturity:	July 15, 2029

Coupon:	6.875%

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment based on certain rating events as described under the caption “Description of notes—Interest—Interest rate adjustment of the notes based on certain rating events” in the Preliminary Prospectus Supplement dated June 13, 2024.

Public Offering Price:	98.993% of the principal amount

Yield to Maturity:	7.114%

Spread to Benchmark Treasury:	T+287.5bps

Benchmark Treasury:	4.500% due May 31, 2029

Benchmark Treasury Price and Yield:	101-05 / 4.239%

Expected Ratings (Moody’s/S&P)*:	Baa3 (negative) / BBB- (negative)

Interest Payment Dates:	January 15 and July 15 commencing January 15, 2025

Optional redemption:

Make-Whole Call:	Prior to June 15, 2029, based on the Treasury Rate (as defined in the preliminary prospectus supplement) plus 45 basis points

Par Call:	On or after June 15, 2029 (one month prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date

Trade date:	June 13, 2024

Settlement date:	June 25, 2024 (T+7). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day preceding the closing date of this offering will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the additional notes who wish to trade the additional notes prior to the first business day preceding the closing date of this offering should consult their advisors.

CUSIP:	720198 AJ9

ISIN:	US720198AJ95

Denominations/Multiple:	$2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC J.P. Morgan Securities LLC Truist Securities, Inc. Morgan Stanley & Co. LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	PNC Capital Markets LLC Scotia Capital (USA) Inc. Samuel A. Ramirez & Company, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Wells Fargo Securities, LLC at 1-800-645-3751, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Truist Securities, Inc. at 1-800-685-4786.